Exhibit 99.1

TRANSGLOBE ENERGY CORPORATION

ANNUAL INFORMATION FORM

Year Ended December 31, 2010

March 18, 2011

SCHEDULE "A"	Report on Reserves Data
SCHEDULE "B"	Report of Management and Directors on Reserves Data and Other Information
SCHEDULE "C"	Charter of Audit Committee

CURRENCY AND EXCHANGE RATES

All dollar amounts in this Annual Information Form, unless otherwise indicated, are stated in United States currency. The Company has adopted the U.S. dollar as the functional currency for its consolidated financial statements. The exchange rates for the period average and end of period for the U.S. dollar in terms of Canadian dollars as reported by the Bank of Canada, noon buying rate, were as follows for each of the years ended December 31, 2010, 2009 and 2008.

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
End of Period	Cdn$0.9946	Cdn$1.0466	Cdn$1.2246
Period Average	Cdn$1.0299	Cdn$1.1420	Cdn$1.0671

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas

Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	MMcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
MMbbls	million barrels	MMcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMBtu	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
Bopd	barrels of oil per day	Tcf	trillion cubic feet
NGLs	natural gas liquids	GJ	gigajoule
STB	stock tank barrels

Other

API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil
BOE or boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
boepd	barrels of oil equivalent per day
km2	square kilometres
m3	cubic metres
MBOE	1,000 barrels of oil equivalent
Mstboe	1,000 stock tank barrels of oil equivalent
$M	thousands of dollars
$MM	millions of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade
psi	pounds per square inch

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

CONVERSIONS

To Convert From	To	Multiply By
Mcf	cubic metres	0.28174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	Bbls oil	6.293
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	MMBtu	0.950

In this document, a boe conversion ratio of 6 Mcf : 1 Bbl has been used. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf : 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FORWARD-LOOKING STATEMENTS

This annual information form (the “Annual Information Form”) and certain documents incorporated by reference into this Annual Information Form may include certain statements deemed to be “forward-looking statements” within the meaning of applicable Canadian and United States securities laws. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Actual operational and financial results may differ materially from TransGlobe's expectations contained in the forward-looking statements as a result of various risk factors, many of which are beyond the control of the Company. These risk factors include, but are not limited to:

  unforeseen changes in the rate of production from the Company's oil and gas fields;
  changes or disruptions in the political or fiscal regimes in the Company's areas of activity;
  changes in the price of crude oil and natural gas;
  adverse technical factors associated with exploration, development, production or transportation of the Company's crude oil and natural gas reserves;
  changes in Egypt or Yemen tax, energy or other laws or regulations;
  changes in significant capital expenditures;
  delays in production starting up due to an industry shortage of skilled manpower, equipment or materials;
  the cost of inflation;
  the performance characteristics of the Company's oil and natural gas properties;
  oil and natural gas production levels;
  the quantity of oil and natural gas reserves;
  capital expenditure programs;
  supply and demand for oil and natural gas and commodity prices;
  drilling plans;
  expectations regarding the Company's ability to raise capital and to continually add to reserves through acquisitions, exploration and development;
  treatment under governmental regulatory regimes and tax laws;
  realization of the anticipated benefits of acquisitions and dispositions;
  general economic conditions in Canada, the United States and globally;
  general economic stability of the Company’s financial lenders and creditors;
  payment of crude oil marketing contracts and associated financial hedging instruments;
  industry conditions, including fluctuations in the price of oil and natural gas;
  governmental regulation of the oil and gas industry, including environmental regulation;
  fluctuation in foreign exchange or interest rates;
  risks inherent in oil and natural gas operations;
  geological, technical, drilling and processing problems;
  unanticipated operating events which can reduce production or cause production to be shut-in or delayed;
  failure to obtain industry partner and other third-party consents and approvals, when required;
  stock market volatility and market valuations;
  competition for, among other things, capital, acquisitions of reserves, undeveloped land and skilled personnel;
  incorrect assessments of the value of acquisitions;
  the need to obtain required approvals from regulatory authorities; and
  the other factors considered under "Risk Factors" to this Annual Information Form.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that some or all of the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this Annual Information Form and certain documents incorporated by reference herein are expressly qualified by this cautionary statement.

The Company believes that the expectations reflected in the forward-looking statements contained in this Annual Information Form and certain documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct, and investors should not attribute undue certainty to, or place undue reliance on, such forward-looking statements. Such statements speak only as of the date of this Annual Information Form. If circumstances or management’s beliefs, expectations or opinions should change, the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable Canadian and United States securities laws. Please consult the Company's SEDAR profile at www.sedar.com for further, more detailed information concerning these matters.

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"AMEX" means the American Stock Exchange

"Block 32 Joint Venture Group" means the joint venture group companies of TG Holdings (13.81087%) and partners Ansan Wikfs (Hadramaut) Ltd. (45.18913%) and DNO ASA (41.00%);

"Block 72 Joint Venture Group" means the joint venture group comprised of DNO ASA (20%), TG Holdings (20%), Ansan Wikfs (Hadramaut) Ltd. (20%) and TOTAL E&P Yemen (40%);

"Block 75 Joint Venture Group" means a joint venture arrangement for Block 75 in Yemen with a subsidiary of OXY (75%) and TGWYI (25%);

"Block S-1 Joint Venture Group" means a joint venture arrangement for Block S-1 in Yemen with a subsidiary of OXY (75%) and TGWYI (25%);

"Brent" means the reference price paid in U.S. dollars for a barrel of light sweet crude oil produced from the Brent field in the UK sector of the North Sea;

"Cdn" means Canadian;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Common Shares" means the common shares of the Company;

"DeGolyer" means DeGolyer and MacNaughton Canada Limited, independent petroleum consultants;

"DeGolyer Report" means the report of DeGolyer dated February 4, 2011 evaluating the Egypt and Yemen crude oil reserves of the Company as at December 31, 2010;

"Dry Hole" or "Dry Well" or "Non-Productive Well" means a well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well;

"East Ghazalat" means the East Ghazalat area in Egypt;

"East Ghazalat PSC" means the East Ghazalat production sharing concession in Egypt;

"Exploratory Well" means a well drilled either in search of a new, as-yet undiscovered oil or natural gas reservoir or to greatly extend the known limits of a previously discovered reservoir;

"Egypt" means the Arab Republic of Egypt;

"GAAP" means Canadian generally accepted accounting principles;

"Gross" or "gross" means:

(a)

in relation to the Company's interest in production and reserves, its "Company gross reserves", which are the Company's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Company;

(b)	in relation to wells, the total number of wells in which the Company has an interest; and

(c)	in relation to properties, the total area of properties in which the Company has an interest;

"MENA" means Middle East North African region;

"MOM" means Ministry of Oil and Minerals, Republic of Yemen, formerly MOMR, the Ministry of Oil and Mineral Resources;

"NASDAQ" means National Association of Securities Dealers Automated Quotations, OMX Global Select Market;

"Net" or "net" means:

(a)

in relation to the Company's interest in production and reserves, the Company's interest (operating and non-operating) share after deduction of royalty obligations, plus the Company's royalty interest in production or reserves.

(b)	in relation to wells, the number of wells obtained by aggregating the Company's working interest in each of its gross wells; and

(c)	in relation to the Company's interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company;

"NI 51-101" means National Instrument 51-101 of the Canadian Securities Administrators, entitled "Standards of Disclosure for Oil and Gas Activities";

"NI 51-102" means National Instrument 51-102 of the Canadian Securities Administrators, entitled "Continuous Disclosure Obligations";

"OXY" means Occidental Petroleum Corporation and its subsidiaries;

"PSA" means production sharing agreement;

"PSC" means production sharing concession;

"TransGlobe" or the "Company" means TransGlobe Energy Corporation, a corporation organized and registered under the laws of Alberta, Canada, and as the context requires, its subsidiary companies;

"TransGlobe Egypt" means TransGlobe Petroleum Egypt Inc., a wholly-owned subsidiary of TransGlobe;

"TG Holdings" means TG Holdings Yemen Inc., a wholly-owned subsidiary of TransGlobe;

"TGPI" means TransGlobe Petroleum International Inc., a wholly-owned subsidiary of TransGlobe;

"TGWGI" means TransGlobe West Gharib Inc., a wholly-owned subsidiary of TransGlobe;

"TGWYI" means TG West Yemen Inc., a wholly-owned subsidiary of TransGlobe;

"TGOS" means TransGlobe GOS Inc., a wholly-owned subsidiary of TransGlobe;

"TSX" means the Toronto Stock Exchange;

"U.S." means the United States of America;

"West Gharib" means the West Gharib area in Egypt;

"West Gharib PSC" means the West Gharib production sharing concession in Egypt;

"Yemen" means the Republic of Yemen; and

"YOC" means Yemen Oil Company.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

TRANSGLOBE ENERGY CORPORATION

General

TransGlobe Energy Corporation ("TransGlobe" or the "Company") was incorporated on August 6, 1968 and was organized under variations of the name "Dusty Mac" as a mineral exploration and extraction venture under The Company Act (British Columbia). In 1992, the Company entered into the oil and gas exploration and development field in the United States and later in Yemen, Canada and Egypt, ceasing operations as a mining company. The Company's U.S. oil and gas properties were sold in 2000 to fund opportunities in Yemen and the Company's Canadian oil and gas assets and operations were divested in early 2008 to assist with the funding of opportunities in Egypt and Yemen. The Company changed its name to TransGlobe Energy Corporation on April 2, 1996 and on June 9, 2004, the Company continued from the Province of British Columbia to the Province of Alberta. In early 2008, the Company sold its Canadian assets and operations and now conducts business exclusively in Egypt and Yemen.

TransGlobe, through its wholly-owned subsidiaries, is primarily engaged in the exploration for, and the development and production of, oil and gas in Egypt and Yemen.

The Company has been listed on the TSX under the symbol "TGL" since November 7, 1997 and on the NASDAQ under the symbol "TGA" since January 18, 2008. Prior to listing on the NASDAQ, the Company had its U.S. listing on the AMEX since 2003.

The Company's principal office is located at 2300, 250 - 5th Street S.W., Calgary, Alberta, T2P 0R4. The Company's registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Intercorporate Relationships

The following table sets out the name and jurisdiction of incorporation of the Company's subsidiaries and the Company's ownership interest therein:

Name of Subsidiary	Jurisdiction of Incorporation	Ownership
TransGlobe West Gharib Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe Petroleum International Inc.	Turks & Caicos Islands, B.W.I.	100%
TG Holdings Yemen Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TG West Yemen Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe Petroleum Egypt Inc.(1)	Turks & Caicos Islands, B.W.I.	100%
TransGlobe GOS Inc.(1)	Turks & Caicos Islands, B.W.I.	100%

Note:
(1)	These companies are 100% owned directly by TransGlobe Petroleum International Inc., which company is a wholly-owned subsidiary of the Company.

TG Holdings Yemen Inc. owns TransGlobe's interests in Yemen in Block 32 and Block 72. TG West Yemen Inc. owns TransGlobe's interests in Block 75 and Block S-1. TransGlobe Petroleum Egypt Inc. owns TransGlobe's interest in the Nuqra Block 1 in Egypt. TransGlobe West Gharib Inc. owns TransGlobe's interest in the West Gharib concession in Egypt. TransGlobe GOS Inc. owns TransGlobe's interest in the East Ghazalat concession in Egypt.

Unless the context otherwise requires, reference in this Annual Information Form to "TransGlobe" or the Company" includes the Company and its direct and indirect wholly-owned subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

TransGlobe is an independent international upstream oil and gas company with headquarters in Calgary, Canada whose main business activities consist of the exploration, development and production of crude oil and natural gas liquids. The Company currently has exploration and production operations in Egypt and Yemen.

During the past three years, TransGlobe has developed its business interests through a combination of acquisitions, divestitures, exploration and development. During this period, TransGlobe's primary focus has been on three concessions in Egypt (a 71.43% working interest in Nuqra Block 1, a 100% working interest in the West Gharib Concession and a 50% working interest in the East Ghazalat Concession), four PSAs in Yemen (a 13.81087% working interest in Block 32, a 25% working interest in Block S-1, a 20% working interest in Block 72 and a 25% working interest in Block 75) and in central Alberta, Canada (which business interests were divested in April, 2008). .

2008

In 2008, the primary exploration and production focus was on the West Gharib Concession in Egypt and Blocks S-1, 32, 72 and 75 in Yemen.

In January, 2008, the Company listed on the NASDAQ under the symbol "TGA", which replaced the Company's previous listing on the AMEX.

Pursuant to an acquisition agreement dated January 9, 2008, the Company completed the acquisition of GHP Exploration (West Gharib) Ltd. ("GHP"), which held a 30% interest in the West Gharib PSC. TransGlobe acquired GHP for aggregate consideration of approximately U.S.$40.2 million plus working capital adjustments. The acquisition closed February 5, 2008.

With the acquisition of GHP, the Company holds a 100% working interest in the West Gharib PSC. with a working interest of 100% in the Hana development lease and an effective working interest of 75% in the eight non-Hana development leases.

On April 30, 2008 (pursuant to a purchase and sale agreement dated April 16, 2008), the Company closed the sale of its Canadian assets and operations for approximately Cdn$56.7 million, subject to normal closing adjustments. The proceeds from the sale of the Company's Canadian properties were used to repay debt and fund other capital expenditures.

On August 18, 2008, the Company completed the acquisition of the remaining 25% financial interest in the West Gharib concession it did not previously hold for consideration of US$18 million, which resulted in the Company holding 100% of the working interest in all nine of the leases in the West Gharib concession. The acquisition was funded from TransGlobe's credit facility and from working capital. Depending upon the size of future reserve additions in the East Hoshia and South Rahmi fields, TransGlobe has agreed to pay the vendor a success fee up to US$5.0 million and US$2.0 million, respectively.

In Egypt, the Company drilled 14 wells (12 oil wells, one water injection well and one dry hole) and acquired 362 km2 of 3-D seismic data on West Gharib. In November, TransGlobe discovered a new pool at Hana West in the Hana development lease. The first well drilled into the new pool tested at combined rates of approximately 2,820 Bopd and was placed on production at year-end at a pump-restricted rate of approximately 660 Bopd. The Company increased its working interest in the Nuqra #1 joint venture from 50% to 71.43% effective June 30, 2008, at no cost.

In Yemen, the Company drilled five wells, consisting of two oil wells and two dry holes on Block 32 and one dry hole on Block 72.

On Block 72, field acquisition of 410 km2 of 3-D seismic and 100 km of 2-D seismic was completed at the end of March 2008. The seismic data was processed and interpreted in the third quarter. Subsequently, a first exploration well, Seer #1 was drilled and resulted in a dry hole.

2009

On February 25, 2009, the Company completed the issuance of 5,798,000 Common Shares pursuant to an underwritten bought deal financing for gross proceeds of approximately Cdn$20.0 million.

In Egypt, the Company drilled 13 wells (8 oil wells, 4 water source wells and one dry hole) and expanded the waterflood projects at Hana and Hoshia. The Hana West pool (discovered November 2008) was appraised and developed during 2009.

In Yemen, the Company drilled two oil wells on Block 32. On Block 75, 340 km2 of 3-D seismic was acquired and processed by year end.

2010

In January 2010, the Company announced a farmout agreement with Vegas Oil & Gas SA ("Vegas") to earn a 50% interest in the East Ghazalat concession in the western desert of Egypt. The East Ghazalat Concession is operated by Vegas, a privately owned oil and gas company.

In Egypt during 2010, the Company drilled 25 wells in West Gharib and six wells in East Ghazalat. The West Gharib drilling resulted in 20 oil wells and five dry holes. The drilling was primarily focused on the emerging Nukhul oil resource appraisal and development. At East Ghazalat, the Company participated in drilling six wells, resulting in four oil wells on the Safwa structure and two dry holes during 2010. The operator of the East Ghazalat Concession filed a notice of commercial discovery for the Safwa wells in December of 2010. The operator met with the Egyptian government in early 2011 to define a development lease area for the Safwa discovery. It is expected that production could commence as early as mid-2011.

In West Yemen during 2010, the Company participated in five wells in Block S1 resulting in five oil wells. In East Yemen during 2010, the Company participated in three wells in Block 32 resulting in two oil wells and one dry hole.

Recent Developments

On February 1, 2011, the Company completed the issuance of 5,000,000 Common Shares pursuant to an underwritten bought-deal financing for gross proceeds of approximately Cdn$75.0 million.

In Egypt, six additional wells were drilled on the West Gharib prospect since 2010, resulting in six oil wells and one dry hole was drilled on East Ghazalat. Development/appraisal drilling continues at West Gharib with two drilling rigs. In addition, drilling commenced on a two well exploration program on the Nuqra exploration concession in upper Egypt.

In Yemen, four wells were drilled subsequent to year-end resulting in one discovery and one dry hole on Block 72 and two oil wells on Block S-1.

DESCRIPTION OF THE BUSINESS AND PRINCIPAL PROPERTIES

TransGlobe is engaged in the exploration for and the development and production of crude oil and natural gas in Egypt and Yemen. The Company also regularly reviews potential acquisitions and new international exploration blocks to supplement its exploration and development activities.

TransGlobe's major operations and principal activities are in the oil and gas exploration and production business. The Company has had operations in Egypt, Yemen and Canada during the past six, 13 and 11 years respectively. In Egypt, the Company has an interest in three PSCs: West Gharib, East Ghazalat and Nuqra Block 1. In Yemen, the Company has interests in four PSAs: Block 32, Block 72, Block 75 and Block S-1. The Company sold its Canadian assets located in the Province of Alberta on April 30, 2008.

Summary of International Land Holdings

	Egypt			YEMEN
Block	East	West Gharib	Nuqra #1	32	72	S-1	75
	Ghazalat
Basin	Western Desert	Gulf of Suez	Nuqra	Masila	Masila	Marib	Marib
Year acquired	2010	2007	2004	1997	2004/2005	1998	2007
Status	Exploration	Development	Exploration	Development	Exploration	Development	Exploration
Operator	Vegas	TransGlobe	TransGlobe	DNO	DNO	OXY	OXY
TransGlobe WI (%)	50%	100%	71.43%*	13.81087%	20%	25%	25%
Block Area (Km2)	645	141	14,250	591	1,822	1,152	1,050
Block Area (acres)	159,300	34,856	3,650,000	146,070	450,234	284,700	262,500
Expiry date	June 2012	2019-2026	July 2012	Nov. 2020	July 2011	Oct. 2023	Sept. 2011
Extensions: Exploration	2nd	N/A	N/A	N/A	N/A	N/A	2nd Phase 36 months
	Extension 24 months
Development	20 yr + 5 yr	+ 5 yr	20 yr + 5 yr	5 yr	20 yr + 5 yr	5 yr	20 yr + 5 yr

* TransGlobe pays 88.57% of costs to first oil production. TransGlobe recovers carried costs from partner’s share of production.

Summary of International PSA/PSC Terms

All of the Company's international blocks are PSAs or PSCs between the host government and the contractor (joint venture partners). The government and the contractors take their share of production based on the terms and conditions of the respective contracts. The contractors' share of all taxes and royalties are paid out of the governments' share of production.

The PSAs/PSCs provide for the government to receive a percentage gross royalty on the gross production. The remaining oil production, after deducting the gross royalty, if any, is split between cost sharing oil and production sharing oil. Cost sharing oil is up to a maximum percentage as defined in the specific PSA/PSC. Cost oil is assigned to recover approved operating and capital costs spent on the specific project. Each PSA/PSC is treated individually in respect of cost recovery and production sharing purposes. The remaining production sharing oil (total production, less gross royalty, less cost oil) is shared between the government and the contractor as defined in the specific PSAs/PSCs.

The following table summarizes the Company's international PSA/PSC terms for the first tranche(s) of production for each block. All the contracts have different terms for production levels above the first tranche, which are unique to each contract. The government's share of production increases and the contractor's share of production decreases as the production volumes go to the next production tranche.

Contract Terms – Egypt (PSCs) and Yemen (PSAs)

	Egypt			Yemen
Block	East	West	Nuqra #1	32*	72	S-1	75
	Ghazalat	Gharib		(original)

Production Tranche (MBopd)	0-5	0-5 / 5-10	0-25	0-25	0-25	0-25	0-25

Gross royalty %	0%	0%	0%	3%/ (10%)	3%	3%	3%

Max. cost oil %	25%	30%	40%	60%/ (25%)	50%	50%	50%

Excess cost oil	0%	30%	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing	Prod. Sharing

Depreciation per quarter:
Operating	100%	100%	100%	100%	100%	100%	100%

Capital	5%	6.25%	6.25%	12.5%	12.5%	12.5%	12.5%

Production Sharing Oil:
Contractor	20%	30% / 27.5%	30%	33.25%/ (23%)	32.4%	34.2%	34.2%
Government	80%	70% / 72.5%	70%	66.75%/ (77%)	67.6%	65.8%	65.8%

*

Block 32 terms will revert to original PSA terms if production exceeds 25,000 Bopd or Proved reserves exceed 30 million barrels. Reserves may be audited every two years by an independent evaluator at the request of the Government of Yemen. At November 2010 Proved reserves were less than 30 million barrels. The next potential reserve audit is November 2012.

Operations Review (2010)

In 2010, the Company increased total production by 11% to 9,960 Bopd (2009 – 8,980 Bopd). Production from Egypt averaged 7,259 Bopd to TransGlobe during 2010 (2009 – 5,828 Bopd). Production from Yemen averaged 2,701 Bopd to TransGlobe during 2010 (2009 – 3,152 Bopd).

2011 Outlook

Production is expected to average between 13,000 and 13,500 Bopd, a 33% increase over the 2010 average production;

  Exploration and development spending is budgeted to be $90 million, a 34% increase from 2010 (allocated 85% to Egypt, 13% to Yemen and 2% Corporate) funded from funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the year of $75.00/Bbl for Dated Brent oil, funds flow from operations is expected to be $101 million.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The report on reserves data in Form 51-101F2 and the report of management and directors on reserves data and other information in Form 51-101F3 are attached as Schedules "A" and "B", respectively, to this Annual Information Form, which forms are incorporated herein by reference.

The statement of reserves data and other oil and gas information set forth below (the "DeGolyer Report") is dated February 4, 2011, with the effective date being December 31, 2010.

Disclosure of Reserves Data

All of the Company's reserves herein reported were evaluated by independent evaluators in accordance with NI 51-101 for the year ended December 31, 2010. In 2010, DeGolyer and MacNaughton Canada Limited ("DeGolyer"), independent petroleum engineering consultants based in Calgary, Alberta and part of the DeGolyer and MacNaughton Worldwide Petroleum Consulting group headquartered in Dallas, Texas, were retained by the Company's Reserves Committee to independently evaluate 100% of TransGlobe's reserves as at December 31, 2010.

The reserves data set forth below (the "Reserves Data") was prepared by DeGolyer with an effective date of December 31, 2010. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Company and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Company reports in U.S. currency and therefore the reports have been converted to U.S. dollars at the prevailing conversion rate at December 31 of the respective years.

The Reserves Data conforms with the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which the Company believes is important to the readers of this information.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than or less than the estimates provided herein.

RESERVES DATA – FORECAST PRICES AND COSTS

SUMMARY OF OIL AND GAS RESERVES
TOTAL COMPANY
AS OF DECEMBER 31, 2010
(FORECAST PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	9,523	5,297	4,571	2,602	14,094	7,899
Non-Producing	1,933	992	1,240	630	3,173	1,623
Undeveloped	1,798	925	1,390	806	3,188	1,730
Total Proved	13,254	7,214	7,201	4,038	20,455	11,251
Probable	4,892	2,398	5,093	2,721	9,984	5,120
Proved+Probable	18,146	9,612	12,294	6,759	30,440	16,371
Possible	5,163	2,425	6,269	3,244	11,432	5,669
Proved+Probable+ Possible	23,309	12,037	18,563	10,003	41,872	22,040

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
EGYPT
AS OF DECEMBER 31, 2010
(FORECAST PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	6,064	3,434	4,571	2,602	10,635	6,036
Non-Producing	1,933	992	1,240	630	3,173	1,623
Undeveloped	-	34(3)	1,390	806	1,390	840
Total Proved	7,998	4,460	7,201	4,038	15,199	8,498
Probable	3,585	1,737	5,093	2,721	8,678	4,458
Proved+Probable	11,583	6,197	12,294	6,759	23,877	12,956
Possible	4,365	2,012	6,269	3,244	10,634	5,256
Proved+Probable+ Possible	15,948	8,209	18,563	10,003	34,511	18,212

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

(3)

There were no reported Gross Proved Undeveloped Light & Medium Crude Oil reserves in Egypt but Net reserves are reported due to improved royalty splits in the Total Proved reserve case compared to the Proved Developed case. The Net reserves are the result of slightly lower royalty rates resulting in a slightly higher Company share.

SUMMARY OF OIL AND GAS RESERVES
YEMEN
AS OF DECEMBER 31, 2010
(FORECAST PRICES AND COSTS)

	Light & Medium
	Crude Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	3,459	1,863	3,459	1,863
Non-Producing	-	-	-	-
Undeveloped	1,798	890	1,798	890
Total Proved	5,257	2,753	5,257	2,753
Probable	1,306	662	1,306	662
Proved+Probable	6,563	3,415	6,563	3,415
Possible	797	413	797	413
Proved+Probable+ Possible	7,360	3,828	7,360	3,828

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

NET PRESENT VALUES OF FUTURE NET REVENUES
TOTAL COMPANY
AS OF DECEMBER 31, 2010
(FORECAST PRICES & COSTS)

The estimated future net revenues presented do not represent fair market value. The estimated future net revenues presented below are calculated using the respective Consultant price forecasts and inflation rates as summarized in Part 3 – Pricing Assumptions.

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	344,514	299,257	264,711	237,408	215,235	344,514	299,257	264,711	237,408	215,235
Non-Producing	75,397	57,746	46,860	39,518	34,205	75,397	57,746	46,860	39,518	34,205
Undeveloped	60,664	49,466	40,949	34,336	29,103	60,664	49,466	40,949	34,336	29,103
Total Proved	480,575	406,469	352,520	311,262	278,543	480,575	406,469	352,520	311,262	278,543
Probable	191,009	151,993	122,927	100,835	83,681	191,009	151,993	122,927	100,835	83,681
Total Proved+Probable	671,584	558,462	475,447	412,097	362,224	671,584	558,462	475,447	412,097	362,224
Possible	244,824	172,301	129,393	101,594	82,244	244,824	172,301	129,393	101,594	82,244

Total Proved+Probable +Possible	916,408	730,763	604,840	513,691	444,468	916,408	730,763	604,840	513,691	444,468

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
EGYPT
AS OF DECEMBER 31, 2010
(FORECAST PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	282,090	242,945	213,544	190,610	172,178	282,090	242,945	213,544	190,610	172,178
Non-Producing	75,397	57,746	46,861	39,518	34,204	75,397	57,746	46,861	39,518	34,204
Undeveloped	22,984	19,569	16,690	14,250	12,171	22,984	19,569	16,690	14,250	12,171
Total Proved	380,471	320,260	277,095	244,378	218,553	380,471	320,260	277,095	244,378	218,553
Probable	163,742	131,110	106,422	87,443	72,576	163,742	131,110	106,422	87,443	72,576
Total Proved+Probable	544,213	451,370	383,517	331,821	291,129	544,213	451,370	383,517	331,821	291,129
Possible	227,024	158,534	118,528	92,895	75,215	227,024	158,534	118,528	92,895	75,215

Total Proved+Probable +Possible	771,237	609,904	502,045	424,716	366,344	771,237	609,904	502,045	424,716	366,344

Note:

(1)	In Egypt, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt Future Net Revenues are after Egypt income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
YEMEN
AS OF DECEMBER 31, 2010
(FORECAST PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	62,424	56,312	51,167	46,798	43,057	62,424	56,312	51,167	46,798	43,057
Non-Producing	-	-	-	-	-	-	-	-	-	-
Undeveloped	37,681	29,897	24,258	20,085	16,933	37,681	29,897	24,258	20,085	16,933
Total Proved	100,105	86,209	75,425	66,883	59,990	100,105	86,209	75,425	66,883	59,990
Probable	27,266	20,883	16,505	13,393	11,105	27,266	20,883	16,505	13,393	11,105
Total Proved+Probable	127,371	107,092	91,930	80,276	71,095	127,371	107,092	91,930	80,276	71,095
Possible	17,800	13,767	10,866	8,698	7,029	17,800	13,767	10,866	8,698	7,029

Total Proved+Probable +Possible	145,171	120,859	102,796	88,974	78,124	145,171	120,859	102,796	88,974	78,124

Note:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Yemen Future Net Revenues are after Yemen income tax.

TOTAL FUTURE NET REVENUES
(UNDISCOUNTED)
AS AT DECEMBER 31, 2010
(FORECAST PRICES AND COSTS)

					Well	Future Net		Future Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs(2)	Taxes	Taxes	Taxes
Reserves Category	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)
Proved Reserves
Egypt(1)	1,304,048	575,181	329,247	19,149	-	380,471	-	380,471
Yemen(1)	501,215	237,564	160,725	2,822	-	100,105	-	100,105
Total Company	1,805,263	812,745	489,973	21,971	-	480,575	-	480,575
Proved+Probable Reserves
Egypt(1)	2,066,554	946,033	512,415	63,893	-	544,213	-	544,213
Yemen(1)	631,358	301,293	197,339	5,355	-	127,371	-	127,371
Total Company	2,697,913	1,247,326	709,754	69,248	-	671,584	-	671,584
Proved+Probable Possible Reserves
Egypt(1)	3,037,992	1,436,124	719,719	110,912	-	771,237	-	771,237
Yemen(1)	708,330	338,412	213,990	10,756	-	145,171	-	145,171
Total Company	3,746,322	1,774,536	933,710	121,668	-	916,408	-	916,408

Notes:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax. Income taxes payable in Egypt and Yemen have been recorded as a Operating Costs for reporting purposes.

(2)	Please see "Additional Information Concerning Abandonment and Reclamation Costs" in Part 6 of this report.

TOTAL FUTURE NET REVENUES
BY PRODUCTION GROUP
AS AT DECEMBER 31, 2010
(FORECAST PRICES AND COSTS)

		Egypt		Yemen		Total	Total
		Future net	Egypt	Future net	Yemen	Future net	Unit Value
		Revenue Before	Unit Value	Revenue	Unit Value	Revenue	Before Tax
		Taxes(1)	Before Tax	Before Taxes(1)	Before Tax	Before Taxes(1)	(discounted
		(discounted at	(discounted at	(discounted at	(discounted at	(discounted at	at
Reserves	Product	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)
Category	Group	(US$M)	($/Bbl)	(US$M)	($/Bbl)	(US$M)	($/Bbl)
Total Proved	Light and Medium Oil Heavy Oil	159,369 117,726	35.73 29.15	75,425 -	27.40 -	234,794 117,726	32.55 29.15
Proved+Probable	Light and Medium Oil Heavy Oil	196,305 187,212	31.68 27.70	91,930 -	26.92 -	288,235 187,212	29.99 27.70
Proved+Probable +Possible	Light and Medium Oil Heavy Oil	242,131 259,914	29.50 25.98	102,796 -	26.85 -	344,927 259,914	28.65 25.98

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax.

RESERVES DATA – CONSTANT PRICES AND COSTS

SUMMARY OF OIL AND GAS RESERVES
TOTAL COMPANY
AS OF DECEMBER 31, 2010
(CONSTANT PRICES AND COSTS)

	Light & Medium
	Crude Oil		Heavy Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	9,523	5,497	4,568	2,715	14,091	8,212
Non-Producing	1,933	982	1,240	625	3,173	1,607
Undeveloped	1,798	953	1,390	841	3,188	1,794
Total Proved	13,254	7,432	7,198	4,181	20,452	11,613
Probable	4,865	2,502	5,096	2,818	9,961	5,320
Proved+Probable	18,119	9,934	12,294	6,999	30,413	16,933
Possible	5,163	2,520	6,269	3,357	11,432	5,877
Proved+Probable+ Possible	23,282	12,454	18,563	10,356	41,845	22,810

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt and Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

SUMMARY OF OIL AND GAS RESERVES
EGYPT
AS OF DECEMBER 31, 2010
(CONSTANT PRICES AND COSTS)

	Light & Medium
	Crude Oil			Heavy Oil		Total Bbls
	Gross(1)	Net(2)		Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)		(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	6,064	3,586		4,568	2,715	10,632	6,301
Non-Producing	1,934	982		1,240	625	3,174	1,607
Undeveloped	-	42	(3)	1,390	841	1,390	883
Total Proved	7,998	4,610		7,198	4,181	15,196	8,791
Probable	3,585	1,841		5,096	2,818	8,681	4,659
Proved+Probable	11,583	6,451		12,294	6,999	23,877	13,450
Possible	4,365	2,096		6,269	3,357	10,634	5,453
Proved+Probable+ Possible	15,948	8,547		18,563	10,356	34,511	18,903

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Egypt include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

(3)

There were no reported Gross Proved Undeveloped Light & Medium Crude Oil reserves in Egypt but Net reserves are reported due to improved royalty splits in the Total Proved reserve case compared to the Proved Developed case. The Net reserves are the result of slightly lower royalty rates resulting in a slightly higher Company share.

SUMMARY OF OIL AND GAS RESERVES
YEMEN
AS OF DECEMBER 31, 2010
(CONSTANT PRICES AND COSTS)

	Light & Medium
	Crude Oil		Total Bbls
	Gross(1)	Net(2)	Gross(1)	Net(2)
By Category	(Mbbls)	(Mbbls)	(Mbbls)	(Mbbls)
Proved
Producing	3,459	1,911	3,459	1,911
Non-Producing	-	-	-	-
Undeveloped	1,798	911	1,798	911
Total Proved	5,257	2,822	5,257	2,822
Probable	1,279	661	1,279	661
Proved+Probable	6,536	3,483	6,536	3,483
Possible	797	424	797	424
Proved+Probable+ Possible	7,333	3,907	7,333	3,907

Notes:

(1)	Gross reserves are the Company's working interest share before the deduction of royalties.
(2)

Net reserves are the Company's working interest share after the deduction of royalties. Net reserves in Yemen include our share of future cost recovery and production sharing oil after the Government's royalty interest but before reserves relating to income taxes payable. Under this method, a portion of the reported reserves will increase as oil prices decrease (and vice versa) as the barrels necessary to achieve cost recovery change with prevailing oil prices.

NET PRESENT VALUES OF FUTURE NET REVENUES
TOTAL COMPANY
AS OF DECEMBER 31, 2010
(CONSTANT PRICES AND COSTS)

The estimated future net revenues presented do not represent fair market value. The estimated future net revenues presented below are calculated using the average price received on December 31, 2010. The prices were held constant and costs were not inflated for the life of the reserves as summarized in Part 3 – Pricing Assumptions.

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	286,859	251,168	223,497	201,362	183,214	286,859	251,168	223,497	201,362	183,214
Non-Producing	53,987	43,031	35,934	30,919	27,138	53,987	43,031	35,934	30,919	27,138
Undeveloped	47,095	38,573	31,920	26,655	22,432	47,095	38,573	31,920	26,655	22,432
Total Proved	387,941	332,772	291,351	258,936	232,784	387,941	332,772	291,351	258,936	232,784
Probable	153,093	121,857	98,278	80,143	65,928	153,093	121,857	98,278	80,143	65,928
Proved+Probable	541,034	454,629	389,629	339,079	298,712	541,034	454,629	389,629	339,079	298,712
Possible	183,719	132,643	101,154	80,086	65,065	183,719	132,643	101,154	80,086	65,065

Proved+Probable + Possible	724,753	587,272	490,783	419,165	363,777	724,753	587,272	490,783	419,165	363,777

Note:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
EGYPT
AS OF DECEMBER 31, 2010
(CONSTANT PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	238,555	207,034	182,993	164,023	148,642	238,555	207,034	182,993	164,023	148,642
Non-Producing	53,987	43,032	35,934	30,918	27,138	53,987	43,032	35,934	30,918	27,138
Undeveloped	18,000	15,103	12,659	10,587	8,832	18,000	15,103	12,659	10,587	8,832
Total Proved	310,542	265,169	231,586	205,528	184,603	310,542	265,169	231,586	205,528	184,603
Probable	131,544	105,026	84,798	69,110	56,732	131,544	105,026	84,798	69,110	56,732
Total Proved+Probable	442,086	370,195	316,384	274,638	241,335	442,086	370,195	316,384	274,638	241,335
Possible	170,075	122,092	92,844	73,466	59,754	170,075	122,092	92,844	73,466	59,754

Total Proved+Probable +Possible	612,161	492,287	409,228	348,104	301,089	612,161	492,287	409,228	348,104	301,089

Note:

(1)	In Egypt, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt Future Net Revenues are after Egypt income tax.

NET PRESENT VALUES OF FUTURE NET REVENUES
YEMEN
AS OF DECEMBER 31, 2010
(CONSTANT PRICES AND COSTS)

	Before Income Tax(1)					After Income Tax(1)
US$	Discounted at %/yr					Discounted at %/yr
$M	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
Proved
Producing	48,304	44,133	40,504	37,340	34,572	48,304	44,133	40,504	37,340	34,572
Non-Producing	-	-	-	-	-	-	-	-	-	-
Undeveloped	29,095	23,470	19,261	16,068	13,609	29,095	23,470	19,261	16,068	13,609
Total Proved	77,399	67,603	59,765	53,408	48,181	77,399	67,603	59,765	53,408	48,181
Probable	21,549	16,830	13,480	11,033	9,197	21,549	16,830	13,480	11,033	9,197
Total Proved+Probable	98,948	84,433	73,245	64,441	57,378	98,948	84,433	73,245	64,441	57,378
Possible	13,644	10,553	8,309	6,620	5,310	13,644	10,553	8,309	6,620	5,310

Total Proved+Probable +Possible	112,592	94,986	81,554	71,061	62,688	112,592	94,986	81,554	71,061	62,688

Note:

(1)	In Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Yemen Future Net Revenues are after Yemen income tax.

TOTAL FUTURE NET REVENUES
(UNDISCOUNTED)
AS AT DECEMBER 31, 2010
(CONSTANT PRICES AND COSTS)

						Future		Future
					Well	Net		Net
					Abandonment	Revenue		Revenue
					and	Before		After
			Operating	Development	Reclamation	Income	Income	Income
	Revenue	Royalties	Costs	Costs	Costs(2)	Taxes	Taxes	Taxes
Reserves Category	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)	(US$M)
Proved Reserves
Egypt(1)	1,058,030	446,131	282,236	19,120	-	310,542	-	310,542
Yemen(1)	408,857	189,377	139,259	2,822	-	77,399	-	77,399
Total Company	1,466,887	635,508	421,496	21,942	-	387,941	-	387,941
Proved+Probable Reserves
Egypt(1)	1,677,787	733,626	438,257	63,820	-	442,086	-	442,086
Yemen(1)	508,387	237,451	166,632	5,355	-	98,948	-	98,948
Total Company	2,186,174	971,076	604,889	69,176	-	541,034	-	541,034
Proved+Probable+Possible Reserves
Egypt(1)	2,430,260	1,101,664	607,015	109,420	-	612,161	-	612,161
Yemen(1)	570,410	266,466	180,597	10,756	-	112,592	-	112,592
Total Company	3,000,670	1,368,130	787,612	120,177	-	724,753	-	724,753

Notes:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax. Income taxes payable in Egypt and Yemen have been recorded as Operating Costs for reporting purposes.

(2)	Please see "Additional Information Concerning Abandonment and Reclamation Costs" in Part 6 of this report.

TOTAL FUTURE NET REVENUES
BY PRODUCTION GROUP
AS AT DECEMBER 31, 2010
(CONSTANT PRICES AND COSTS)

		Egypt		Yemen		Total	Total
		Future net	Egypt	Future net	Yemen	Future net	Unit Value
		Revenue Before	Unit Value	Revenue	Unit Value	Revenue	Before Tax
		Taxes(1)	Before Tax	Before Taxes(1)	Before Tax	Before Taxes(1)	(discounted
		(discounted at	(discounted at	(discounted at	(discounted at	(discounted at	at
Reserves	Product	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)	10%/year)
Category	Group	(US$M)	($/Bbl)	(US$M)	($/Bbl)	(US$M)	($/Bbl)
Total Proved	Light and Medium Oil Heavy Oil	134,937 96,649	29.27 23.12	59,765 -	21.18 -	194,702 96,649	26.20 23.12
Proved+Probable	Light and Medium Oil Heavy Oil	164,666 151,718	25.53 21.68	73,245 -	21.03 -	237,911 151,718	23.95 21.68
Proved+Probable +Possible	Light and Medium Oil Heavy Oil	200,819 208,409	23.50 20.12	81,554 -	20.87 -	282,373 208,409	22.67 20.12

Notes:

(1)

In Egypt and Yemen, under the terms of the Production Sharing Agreements, income tax is current and assessed on all production sharing oil; therefore all Egypt and Yemen Future Net Revenues are after Egypt and Yemen income tax.

Notes to Reserves Data Tables:

1.	Columns may not add due to rounding.

2.

The crude oil, natural gas liquids and natural gas reserve estimates presented in the Reserves Data are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions is set forth below.

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a)

gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b)

drill and equip development wells, development-type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c)

acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

	(d)	provide improved recovery systems.

"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory-type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a)

costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b)

costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

	(c)	dry hole contributions and bottom hole contributions;

	(d)	costs of drilling and equipping exploratory wells; and

	(e)	costs of drilling exploratory type stratigraphic test wells.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on analysis of drilling, geological, geophysical and engineering data;

  the use of established technology; and

  specified economic conditions which are generally accepted as being reasonable.

Reserves are classified according to the degree of certainty associated with the estimates.

(a)

Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b)

Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(c)

Possible reserves are those additional reserves that are even less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will be greater than the sum of the estimated proved plus probable plus possible reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved, probable and possible) may be divided into developed and undeveloped categories:

(d)

Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i)

Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii)

Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(e)

Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(i)	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(ii)	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves; and

(iii)	at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

PRICING ASSUMPTIONS

1.	Constant Prices and Costs

In Egypt, a constant price of $69.50/Bbl was utilized in the constant price case. The constant price case for 2010 is based on the average of the reference price received on the first day of each month during 2010 adjusted for respective differentials.

In Yemen, a constant price of $77.81/Bbl was utilized in the constant price case. The constant price case for 2010 is based on the average of the reference price received on the first day of each month during 2010 adjusted for respective differentials.

2.	Forecast Prices and Costs

The forecast cost and price assumptions assume changes in wellhead selling prices and take into account inflation with respect to future operating and capital costs.

For the Reserves, crude oil and natural gas benchmark reference pricing, as at December 31, 2010, inflation and exchange rates utilized by DeGolyer in the Reserves Data, which were DeGolyer's then current forecasts at the date of the Reserves Data, were as follows:

	WTI Cushing	Brent
	Oklahoma	Reference Price	Inflation	Exchange Rate
Year	(US$Bbl)	(US$/Bbl)	Rates(1) % Year	(Cdn$/US$)
Forecast
2011	88.00	93.00	0.0	0.98
2012	90.78	91.78	2.0	0.98
2013	93.64	92.64	2.0	0.98
2014	96.57	94.57	2.0	0.98
2015	99.58	97.58	2.0	0.98
2016	101.58	99.58	2.0	0.98
Thereafter	+2.0%/year	+2.0%/year	+2.0%/year	+0%/year

Notes:

(1)	Inflation rates for forecasting expenditure prices and costs.

The weighted average historical price in US$ realized by the Company in Egypt, for the year ended December 31, 2010 for crude oil was $71.80 /Bbl.

The weighted average historical price in US$ realized by the Company in Yemen, for the year ended December 31, 2010 for crude oil was $79.79 /Bbl.

RECONCILIATION OF CHANGES IN RESERVES

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
COMPANY
AS AT DECEMBER 31, 2010
(FORECAST PRICES AND COSTS)

	LIGHT & MEDIUM OIL			HEAVY OIL
	Gross	Gross	Gross Proved	Gross	Gross	Gross Proved
	Proved	Probable	Plus Probable	Proved	Probable	Plus Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)
December 31, 2009	14,998	2,990	17,988	4,248	1,946	6,194
Extensions	-	300	300	2,416	2,992	5,408
Improved recovery	-	-	-	-	-	-
Technical Revisions	386	(647)	(261)	448	(125)	323
Discoveries	669	2,240	2,909	921	275	1,196
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	29	8	37	24	4	28
Production	(2,828)	-	(2,828)	(855)	-	(855)
December 31, 2010	13,254	4,892	18,146	7,201	5,093	12,294

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
EGYPT
AS AT DECEMBER 31, 2010
(FORECAST PRICES AND COSTS)

	LIGHT & MEDIUM OIL			HEAVY OIL
	Gross	Gross	Gross Proved	Gross	Gross	Gross Proved
	Proved	Probable	Plus Probable	Proved	Probable	Plus Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)	(MBbl)
December 31, 2009	8,806	1,752	10,558	4,248	1,946	6,194
Extensions	-	300	300	2,416	2,992	5,408
Improved recovery	-	-	-	-	-	-
Technical Revisions	287	(661)	(374)	448	(125)	323
Discoveries	669	2,188	2,857	921	275	1,196
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-
Economic Factors	29	8	37	24	4	28
Production	(1,794)	-	(1,794)	(855)	-	(855)
December 31, 2010	7,998	3,585	11,583	7,201	5,093	12,294

RECONCILIATION OF GROSS RESERVES
BY PRINCIPAL PRODUCT TYPE
YEMEN
AS AT DECEMBER 31, 2010
(FORECAST PRICES AND COSTS)

	LIGHT & MEDIUM OIL
	Gross	Gross	Gross Proved
	Proved	Probable	Plus Probable
FACTORS	(MBbl)	(MBbl)	(MBbl)
December 31, 2009	6,191	1,239	7,430
Extensions	-	-	-
Improved recovery	-	-	-
Technical Revisions	99	15	114
Discoveries	-	53	53
Acquisitions	-	-	-
Dispositions	-	-	-
Economic Factors	-	-	-
Production	(1,033)	-	(1,033)
December 31, 2010	5,257	1,306	6,563

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Undeveloped Reserves

The following tables set forth the gross proved undeveloped reserves and the gross probable undeveloped reserves, each by product type, attributed to the Company in the most recent three financial years and, in the aggregate, before that time, as applicable.

Proved Undeveloped Reserves

	Light and Medium Oil		Heavy Oil
Year	(MBbl)		(MBbl)
	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End

2008(1)	942	2,556	-	133
2009(2)	1,088	3,157	-	130
2010(3)	-	1,798	1,263	1,390

Notes:

(1)

In 2008, the proved undeveloped light oil was assigned to Yemen with two horizontal development wells at An Nagyah, two at Osaylan two vertical development wells at Tasour and a vertical development and well recompletion at Godah. No new proved undeveloped heavy oil reserves were assigned in Egypt.

(2)	In 2009, Proved Undeveloped medium oil was assigned to Egypt with two vertical development wells at Hana and light oil at Yemen with two additional horizontal development wells at An Nagyah.
(3)	In 2010, Proved Undeveloped heavy oil was assigned to Egypt with twelve vertical development wells at Arta. No new proved undeveloped reserves were assigned in Yemen.

Probable Undeveloped Reserves

	Light and Medium Oil		Heavy Oil
Year	(MBbl)		(MBbl)
	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End

2008(1)	195	329	2,888	3,065
2009(2)	390	944	681	829
2010(3)	2,342	2,625	3,029	3,232

Notes:

(1)

In 2008, the probable undeveloped light oil was assigned to Yemen for a horizontal development well at Osaylan and a vertical development location at Godah. The heavy oil reserves were assigned to Egypt with two development wells at Hana West and incremental waterflood reserves assigned to the Hana pool. All development activities are anticipated to take place during 2009 except the Osaylan well in 2010.

(2)

In 2009, Probable Undeveloped medium oil was assigned to Egypt for a vertical development well at Hana West. The heavy oil reserves were also assigned to Egypt with one vertical development well at each of Hoshia and North Hoshia. All development activities are anticipated to take place during 2010

(3)

In 2010, Probable Undeveloped light and medium oil was assigned to Egypt for fourteen vertical development wells at East Ghazalat and one vertical development well at Hana West. The heavy oil reserves were also assigned to Egypt with sixteen vertical development wells at Arta and four vertical development wells at Hoshia. All development activities are anticipated to take place during 2010

Future Development Costs

FUTURE DEVELOPMENT COSTS
TOTAL COMPANY
AS AT DECEMBER 31, 2010

(US$ M)	Forecast Prices and Costs
		Proved Plus
	Proved	Probable
Year	Reserves	Reserves
2011	20,592	66,276
2012	1,275	2,652
2013	104	104
2014	-	-
2015	-	216
Remaining	-	-
Total Undiscounted	21,971	69,248

FUTURE DEVELOPMENT COSTS
EGYPT
AS AT DECEMBER 31, 2010

(US$ M)	Forecast Prices and Costs
		Proved Plus
	Proved	Probable
Year	Reserves	Reserves
2011	17,770	60,920
2012	1,275	2,652
2013	104	104
2014	-	-
2015	-	216
Remaining	-	-
Total Undiscounted	19,149	63,893

FUTURE DEVELOPMENT COSTS
YEMEN
AS AT DECEMBER 31, 2010

(US$ M)	Forecast Prices and Costs
Proved Plus
	Proved	Probable
Year	Reserves	Reserves
2011	2,822	5,355
2012	-	-
2013	-	-
2014	-	-
2015	-	-
Total Undiscounted	2,822	5,355

The Company expects to fund the future development costs noted above primarily through the use of working capital, cash flow, debt and equity financing as required.

OTHER OIL AND GAS INFORMATION

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Company has a working interest as at December 31, 2010. All of the Company's wells are located onshore.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing		Producing		Non-Producing
	Gross	Net	Gross	Net	Gross	Net	Gross	Net

Egypt	45	45.0	31	29.0	-	-	-	-
Yemen	34	6.3	12	2.6	-	-	5	1.3
Total	79	51.3	43	31.6	-	-	5	1.3

Properties with No Attributed Reserves

The following table sets out the Company's developed and undeveloped land holdings as at December 31, 2010.

	Developed Acres		Undeveloped Acres		Total Acres
	Gross	Net	Gross	Net	Gross	Net

Egypt	7,455	7,135	3,836,701	2,714,566	3,844,156	2,721,701
Yemen	36,050	7,099	1,107,454	239,922	1,143,504	247,020
Total	43,505	14,234	4,944,155	2,954,488	4,987,660	2,968,721

In the West Gharib PSC in Egypt, pursuant to a one-year extension to the West Hoshia development lease, the Company has provided a $1.0 million production guarantee to drill one exploration well prior to October 14, 2011. All other work commitments have been fulfilled. A total of approximately 8,000 acres in West Gharib will potentially expire during 2011.

In Nuqra Block 1 in Egypt, the Company has entered the second exploration extension period, effective July 18, 2009. The second exploration period has a three-year term (expiry date of July 17, 2012) with a commitment to spend $5.0 million and drill two exploration wells. The Company has met the second extension financial commitment of $5.0 million in the prior periods.

In the East Ghazalat Concession in the Western Desert of Egypt, the Company entered into a farm-out agreement and paid 100% of three exploration wells to earn a 50% working interest in the concession. All financial and work commitments have been met.

The Company does not have any work commitments associated with its undeveloped lands in Yemen Blocks 32 and S-1.

In Yemen Block 72, the Company entered the 2nd three year exploration Phase on January 12, 2009. The Company has a commitment to drill one exploration well by January 11, 2012 for $2.0 million ($0.1 million net). The commitment was fully satisfied subsequent to December 31, 2010.

In Yemen Block 75, the contractor (Block 75 Joint Venture Group) has a remaining commitment of $3 million gross ($0.8 million net) for the first exploration work-period (36 months) commencing March 8, 2008 representing one exploration well. Subsequent to December 31, 2010, the Company received an extension on the first exploration period to September 9, 2011.

Forward Contracts

The Company's contracts to sell crude oil or natural gas are at prevailing market pricing, except for the following financial derivative contracts respecting crude oil:

			Dated Brent Pricing
			Put – Call
Period	Volume	Type	(U.S. Dollars)
January 1, 2011 – December 31, 2011	40,000 Bbl/month	Financial Floor	$65.00
April 1, 2011 – December 31, 2011	20,000 Bbl/month	Financial Floor	$75.00

The total volumes hedged per year are listed below:

Volume	2011
Annual (Bbls)	660,000
Daily Average (Bopd)	1,808

Additional Information Concerning Abandonment and Reclamation Costs

In both Egypt and Yemen, estimated future abandonment and reclamations costs related to properties evaluated have not been taken into account by DeGolyer. Under the terms of the production sharing agreements, ownership in the facilities and wells is transferred to the respective Governments of Egypt and Yemen through cost recovery. Therefore the future abandonment and reclamation costs have been assessed a zero value.

Tax Horizon

In 2010, the Company did not pay any income taxes in Canada and does not anticipate any taxes payable in the future.

Capital Expenditures

The following table summarizes the capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Company's activities for the year ended December 31, 2010 (excluding Canadian Expenditures):

	Egypt	Yemen	Total
(US$M)
Property acquisition costs
Proved properties	-	-	-
Undeveloped properties	-	-	-
Exploration costs	28,406	2,419	30,825
Development costs	27,517	4,897	32,414
Corporate and other	2,512	368	2,880
Corporate acquisition
Total	58,435	7,684	66,119

Exploration and Development Activities

The following tables set forth the gross and net exploratory and development wells which the Company drilled during the year ended December 31, 2010:

Egypt:		Gross			Net
	Exploration	Development	Total	Exploration	Development	Total
Natural Gas	-	-	-	-	-	-
Crude Oil	11	13	24	10.5	11.5	22.0
Service	-	-	-	-	-	-
Dry and Abandoned(1)	7	-	7	6.0	-	6.0
Total	18	13	31	16.5	11.5	28.0

		Gross			Net
Yemen:	Exploration	Development	Total	Exploration	Development	Total
Natural Gas	-	-	-	-	-	-
Crude Oil	1	6	7	0.25	1.28	1.53
Service	-	-	-	-	-	-
Dry and Abandoned(1)	1	-	1	0.14	-	0.14
Total	2	6	8	0.39	1.28	1.67

Note:

(1)

"Dry and abandoned well" means a well which is not a productive well or a service well. A productive well is a well that is capable of producing oil and gas in commercial quantities or in quantities considered by the operator to be sufficient to justify the costs required to complete, equip and produce the well. A service well means a well such as a water or gas-injection, water-source or water-disposal well. Such wells do not have marketable reserves of crude oil or natural gas attributed to them but are essential to the production of the crude oil and natural gas reserves.

Current exploration and development activities are focused on the Arta and East Arta areas in Egypt. Other key areas in Egypt for 2011 include development and further exploration of the East Ghazalat concession and optimization of the waterfloods in the Hana, Hana West and Hoshia fields of West Gharib. In Yemen, development drilling is planned at An Nagyah in Block S-1 with exploration planned on Blocks 72 and 75.

Production Estimates

The following table sets out the volume of the Company's daily production (working interest before royalties) estimated for the year ending December 31, 2011 which is reflected in the estimate of future net revenue disclosed in the prior reserves summary tables.

			Egypt	Yemen	Yemen
	Egypt	Egypt	East Ghazalat	Block S-1	Block 32	Total
	West Gharib	West Gharib	Light and	Light and	Light and	Company
	Medium Oil	Heavy Oil	Medium Oil	Medium Oil	Medium Oil	Bbls
	Gross	Gross	Gross	Gross	Gross	Gross
	(Bbls/d)	(Bbls/d)	(Bbls/d)	(Bbls/d)	(Bbls/d)	(Bbls/d)
Proved Producing	3,792	3,351	-	2,173	523	9,839
Proved Developed	929	193	299	-	-	1,421
Non-Producing
Proved Undeveloped	-	1,104	-	573	-	1,677
Total Proved	4,721	4,648	299	2,745	523	12,936
Total Probable	674	2,107	82	219	63	3,145

Total Proved Plus Probable	5,395	6,755	381	2,964	586	16,081

Production History

The following table summarizes certain information in respect of sales volumes, product prices received and operating expenses made by the Company (and its subsidiaries) for the periods indicated below:

	2010
	Quarter Ended
	Mar. 31	Jun. 30	Sep. 30	Dec. 31
Average Daily Sales Volumes
Egypt(1)
Heavy Crude Oil (Bbls/d)	1,689	1,702	2,592	3,100
Light and Medium Crude Oil (Bbls/d) Yemen	5,159	4,929	5,009	4,841
Light and Medium Crude Oil (Bbls/d)	2,846	2,575	2,537	2,848
Combined (Bbls/d)	9,694	9,206	10,138	10,789

Average Price Received
Egypt(1)
Heavy Crude Oil (US$/Bbl)	68.20	71.42	69.43	77.41
Light and Medium Crude Oil (US$/Bbl) Yemen	68.20	71.42	69.43	77.41
Light and Medium Crude Oil (US$/Bbl)	76.60	78.72	76.76	86.58
Combined (US$/Bbl)	70.66	73.46	71.27	79.83

Royalties and Taxes
Egypt(1)
Heavy Crude Oil (US$/Bbl)	36.11	39.02	37.82	44.87
Light and Medium Crude Oil (US$/Bbl)	36.11	39.02	37.82	44.87
Yemen
Light and Medium Crude Oil (US$/Bbl)	41.43	49.40	46.40	51.33
Combined (US$/Bbl)	37.67	41.92	39.96	46.58

Operating Expenses
Egypt(1)
Heavy Crude Oil (US$/Bbl)	4.69	12.37	7.12	8.96
Light and Medium Crude Oil (US$/Bbl) Yemen	6.31	4.31	5.67	4.74
Light and Medium Crude Oil (US$/Bbl)	8.37	10.25	10.26	13.14
Combined (US$/Bbl)	6.63	7.46	7.19	8.17

Netback Received
Egypt(1)
Heavy Crude Oil (US$/Bbl)	27.40	20.03	24.49	23.58
Light and Medium Crude Oil (US$/Bbl) Yemen	25.77	28.09	25.93	27.81
Light and Medium Crude Oil (US$/Bbl)	26.80	19.07	20.11	22.10
Combined (US$/Bbl)	26.36	24.08	24.12	25.09

Note:

(1)

The Hana and Hana West reserves at West Gharib were re-classified as Light and Medium Crude Oil in 2010 (previously Heavy Crude Oil). Under the terms of the current marketing contract, all production from West Gharib is sold as a blended crude oil. Royalties and taxes are calculated on a concession basis without distinction between Heavy Crude Oil and, Medium and Light Crude Oil.

The following table indicates the Company's average daily volumes from its important fields for the year ended December 31, 2010:

		Light and
		Medium Crude	Bbls
	Heavy Crude Oil	(Bbls/d)	(Bbls/d)

Egypt
Hana	-	2,165	2,165
Hana West	-	2,760	2,760
Hoshia	1,033	-	1,033
Arta	1,208	-	1,208
Other Egypt	93	-	93
Yemen
Block S-1	-	2,084	2,084
Block 32	-	617	617

Total	2,334	7,626	9,960

DIVIDEND POLICY

The Company has not paid any dividends to date on its Common Shares. The Board of Directors of the Company will determine the timing, payment and amount of dividends, if any, that may be paid by the Company from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and other business considerations as the board of directors considers relevant.

DESCRIPTION OF SHARE CAPITAL

TransGlobe is authorized to issue an unlimited number of Common Shares. As at March 18, 2011, there were 72,899,071 Common Shares issued and outstanding. In addition, as at such date, there were an aggregate of 7,289,907 Common Shares reserved for issuance upon the exercise of the Company's options.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares. Documents affecting the rights of securityholders, including the Company's articles, have been filed in accordance with NI 51-102 and are available on the Company's SEDAR profile at www.sedar.com.

Common Shares

Each Common Share entitles its holder to receive notice of and to attend all meetings of the shareholders of the Company and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors of the Company and subject to applicable legal restrictions, entitled to receive any dividends declared by the Board of Directors on the Common Shares, subject to prior satisfaction of all preferential rights attributed to shares of any class ranking in priority to the Common Shares. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Company upon the liquidation, dissolution, bankruptcy or winding-up of the Company or other distribution of its assets among its shareholders for the purpose of winding up its affairs.

Rights Plan

On March 13, 2008, the Company replaced its previous shareholder protection rights plan agreement, which had expired, with a new shareholder protection rights plan agreement (the "Rights Plan") with Computershare Trust Company of Canada ("Computershare"), as rights agent, which was approved by TransGlobe's shareholders on May 7, 2008 at the 2008 annual general and special meeting of shareholders. The Rights Plan generally provides that following any person or entity acquiring 20% or more of the issued and outstanding common shares (except pursuant to certain permitted or excepted transactions) and upon the occurrence of certain other events, each holder of common shares, other than such person or entity, shall be entitled to acquire common shares at a discounted price. The Rights Plan is similar to other shareholder or unitholder rights plans adopted in the energy sector. On July 19, 2008, Olympia Trust Company superseded Computershare as the rights agent under the Rights Plan. Copies of the Rights Plan may be obtained on request without charge from the Corporate Secretary of the Company, Suite 2300, 250 – 5th Street S.W., Calgary, Alberta T2P 0R4, Telephone: (430) 264-9888. In addition, copies of the Rights Plan, as filed with the securities commission or similar authorities in Canada on May 9, 2008, may be obtained from the Company's SEDAR profile at www.sedar.com.

Market for Securities

TransGlobe's Common Shares are listed and posted on the TSX and the NASDAQ under the trading symbols "TGL" and "TGA" respectively.

The following table sets out the price range and trading volumes on the TSX for the indicated periods:

(Canadian dollars, except volumes)	High	Low	Volume
2010
January	4.03	3.52	1,196,192
February	4.24	3.78	1,275,439
March	5.92	3.96	5,366,978
April	7.68	5.85	8,564,559
May	7.90	5.76	4,891,050
June	8.40	7.24	2,775,955
July	7.95	6.74	1,654,169
August	8.09	7.59	5,418,540
September	9.99	7.49	4,279,010
October	11.27	9.49	4,581,004
November	17.49	10.80	8,628,598
December	20.35	13.69	15,155,723

The following table sets out the price range and trading volumes on the NASDAQ for the indicated periods:

(U.S. dollars, except volumes)	High	Low	Volume
2010
January	3.89	3.33	1,538,391
February	4.08	3.52	1,690,254
March	5.83	3.85	4,570,987
April	7.58	5.81	7,866,656
May	7.59	6.16	5,616,777
June	8.28	6.87	5,514,557
July	7.73	6.80	2,593,142
August	7.87	7.12	2,392,832
September	9.70	7.15	4,661,381
October	11.05	9.32	4,632,456
November	17.40	10.64	13,057,406
December	20.26	13.68	20,354,475

ESCROWED SECURITIES

As at the date hereof, none of the Company's securities are subject to escrow.

DIRECTORS AND OFFICERS

The name and place of residence of each director and officer, the offices held by each in the Company, the principal occupation of each director and officer, the period served as director or officer and the number of securities of the Company owned by such individuals as at March 18, 2011 is as follows:

		Year Became	Number of Common
Name and Place of		Director or	Shares Beneficially	Principal Occupation and Positions
Residence	Position Held	Officer	Owned or Controlled	for the Past Five Years

Robert A. Halpin(1)(3)(4) Alberta, Canada	Chairman of the Board and Director	1997	657,000(5) (0.90%)	Retired Petroleum Engineer, formerly Vice President, International Exploration of Petro-Canada with 50 years' experience in the petroleum industry.

Ross G. Clarkson Alberta, Canada	President, Chief Executive Officer and Director	1995	1,902,154(6) (2.61%)	President and Chief Executive Officer of the Company since December 4, 1996, with over 30 years' oil and gas industry experience as a senior geological advisor.

Lloyd W. Herrick Alberta, Canada	Vice-President, Chief Operating Officer and Director	1999	574,121(7) (0.79%)	Vice-President and Chief Operating Officer of the Company since April 28, 1999, with over 30 years' experience in both domestic and international oil and gas exploration and development.

Erwin L. Noyes(2)(3)(4) British Columbia, Canada	Director	1995	76,847(8) (0.11%)	Retired since July 31, 2000; formerly Vice-President, International Operations of the Company and has over 40 years' experience in the oil and gas industry.

Geoffrey C. Chase(1)(3)(4) Alberta, Canada	Director	2000	62,500(9) (0.09%)	Retired Senior Vice-President, Business Development with Ranger Oil Limited, with over 35 years' experience in the oil and gas industry.

Fred J. Dyment(1)(2)(3) Alberta, Canada	Director	2004	54,333(10) (0.07%)

Chartered accountant with over 30 years' experience in the oil and gas industry. Previously President and Chief Executive Officer, Maxx Petroleum Company (2000 – 2001). Prior thereto Controller, Vice- President, Finance and President and Chief Executive Officer of Ranger Oil Limited from 1978 – 2000.

Gary S. Guidry(1)(2)(4) Alberta, Canada	Director	2009	40,000(11) (0.05%)

Petroleum engineer with over 30 years' experience in the oil and gas industry. President and CEO of Orion Oil and Gas Corp. Previously CEO of Tanganyika Oil Company Ltd; Prior thereto President and CEO of Calpine Natural Gas Trust, Senior Vice President and subsequently President of Alberta Energy Company International, and President and General Manager of Canadian Occidental Petroleum's (now Nexen Inc.) Nigerian operations.

David C. Ferguson Alberta, Canada	Vice-President, Finance, Chief Financial Officer and Secretary	2001	252,800(12) (0.35%)

Chartered accountant with over 25 years' experience in the oil and gas industry. Previously Chief Financial Officer with Northstar Drilling Systems Inc. and Chief Financial Officer and a director of Myriad Energy Corporation.

Albert Gress Alberta, Canada	Vice President, Business Development	2011	2,000(13)

Certified Public Accountant with over 15 years’ experience in the international petroleum industry. Prior to joining TransGlobe as Country Manager in 2007, led operations in Egypt for Madrid-based CEPSA and for Devon Energy and worked as a business development advisor for CEPSA in Madrid.

Notes:

(1)	Members of the Company's Audit Committee.
(2)	Members of the Company's Compensation Committee.
(3)	Members of the Company's Governance and Nominating Committee.
(4)	Members of the Company's Reserves Committee.

(5)

Mr. Halpin also holds incentive stock options to purchase 118,900 Common Shares consisting of: options to purchase 18,900 Common Shares at C$4.27 per share expiring June 8, 2012, to purchase 21,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 58,000 Common Shares at C$2.78 per share expiring November 13, 2013 and to purchase 21,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(6)

Mr. Clarkson also holds incentive stock options to purchase 767,800 Common Shares consisting of: options to purchase 136,000 Common Shares at C$4.27 per share expiring June 8, 2012, to purchase 136,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 228,800 Common Shares at C$2.78 per share expiring November 13, 2013, to purchase 120,000 Common Shares at C$3.40 per share expiring August 21, 2014 and to purchase 147,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(7)

Mr. Herrick also holds incentive stock options to purchase 517,000 Common Shares consisting of: options to purchase 120,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 195,000 Common Shares at C$2.78 per share expiring November 13, 2013, to purchase 100,000 Common Shares at C$3.40 per share expiring August 21, 2014 and to purchase 102,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(8)

Mr. Noyes also holds incentive stock options to purchase 85,800 Common Shares consisting of: options to purchase 6,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 24,800 Common Shares at C$2.78 per share expiring November 13, 2013, to purchase 40,000 Common Shares at C$3.40 per share expiring August 21, 2014 and to purchase 15,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(9)

Mr. Chase also holds incentive stock options to purchase 138,900 Common Shares consisting of: options to purchase 16,500 Common Shares at C$4.27 per share expiring June 8, 2012, to purchase 18,000 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 59,400 Common Shares at C$2.78 per share expiring November 13, 2013, to purchase 30,000 Common Shares at C$3.40 per share expiring August 21, 2014 and to purchase 15,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(10)

Mr. Dyment also holds incentive stock options to purchase 86,767 Common Shares consisting of: options to purchase 20,100 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 22,000 Common Shares at C$2.78 per share expiring November 13, 2013, to purchase 26,667 Common Shares at C$3.40 per share expiring August 21, 2014 and to purchase 18,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(11)

Mr. Guidry also holds stock options to purchase 95,000 Common Shares consisting of: options to purchase 80,000 Common Shares at C$3.77 per share expiring October 5, 2014 and to purchase 15,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(12)

Mr. Ferguson also holds incentive stock options to purchase 372,400 Common Shares consisting of: options to purchase 100,800 Common Shares at C$4.93 per share expiring May 13, 2013, to purchase 106,600 Common Shares at C$2.78 per share expiring November 13, 2013, to purchase 90,000 Common Shares at C$3.40 per share expiring August 21, 2014 and to purchase 75,000 Common Shares at C$7.36 per share expiring May 14, 2015.

(13)

Mr. Gress also holds incentive stock options to purchase 145,200 Common Shares consisting of: options to purchase 20,000 Common Shares at US$5.27 per share expiring November 20, 2012, to purchase 26,700 Common Shares at US$4.91 per share expiring May 13, 2013, to purchase 47,500 Common Shares at US$2.29 per share expiring November 13, 2013, to purchase 51,000 Common Shares at US$7.16 expiring May 14, 2015.

Cease-Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer is as at the date hereof, or has been, within 10 years of the date hereof, a director or executive officer of any company, including TransGlobe, which while that person was acting in that capacity:

(a)	was the subject of a cease-trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(c)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

(d)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

In addition, no director has had any penalties or sanctions imposed against him or entered into any settlement agreement in respect of any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority, including a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body.

Conflicts of Interest

Directors and officers of the Company may, from time to time, be involved with the business and operations of other oil and gas issuers, in which case a conflict may arise. See "Risk Factors".

HUMAN RESOURCES

The Company currently employs 62 full-time employees and 9 full-time and 5 part-time consultants. The Company intends to add additional professional and administrative staff as the needs arise.

INTEREST OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or related to, the Company's most recently completed financial year other than DeGolyer, the Company's independent engineering evaluator. As at the date hereof, to the knowledge of management of the Company, none of the aforementioned persons or companies, or principals thereof, had any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of its associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

Deloitte & Touche LLP is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no outstanding legal proceedings material to the Company to which the Company is a party or in respect of which any of its respective properties are subject, nor are there any such proceedings known to be contemplated. In addition, there were no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the 2010 financial year, no other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision, and no settlement agreements entered into by the Company with a court relating to securities legislation or with a securities regulatory authority during the 2010 financial year.

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as set forth herein, there were no material interests, direct or indirect, of any directors or executive officers of the Company, any shareholder who beneficially owns more than 10% of the outstanding Common Shares or who exercises control or direction over more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

To the best of the Company's knowledge and based on existing information, as at the date hereof, there are no persons who own, controlled or directed, of record or beneficially, directly or indirectly, more than 10% of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

Olympia Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Common Shares of the Company.

MATERIAL CONTRACTS

Other than discussed herein, there are no material contracts, other than the contracts entered into in the ordinary course of business, that are material to the Company that were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect other than a credit agreement dated July 22, 2010 between a subsidiary of the Company and a syndicate of three banks in respect of a US$100.0 million borrowing base. The loan facilities bear interest at the LIBOR rate plus an applicable margin, which ranges from 3.75% to 4.75% dependent on the utilizations outstanding, and are secured by a pledge over certain bank accounts of certain of the Company's subsidiaries, a pledge over the shares of certain of the Company's subsidiaries, a fixed and floating charge over certain assets of such subsidiaries and parent and subsidiary corporate guarantees. A copy of the Company's borrowing base agreement is filed on SEDAR at www.sedar.com.

AUDIT COMMITTEE INFORMATION

Composition of the Audit Committee

The audit committee of the Company (the "Audit Committee") is comprised of Messrs. Fred Dyment, Geoffrey Chase, Robert Halpin and Gary Guidry. The following chart sets out the assessment of each Audit Committee member's independence, financial literacy and relevant educational background and experience supporting such financial literacy.

Financially
Name and Place of Residence	Independent	Literate	Relevant Education and Experience

Fred J. Dyment Alberta, Canada	Yes	Yes

Mr. Dyment received a Chartered Accountant designation from the Province of Ontario in 1972 and is a member of the Alberta Institute of Chartered Accountants. He has over 30 years of executive financial management experience at several mid-size public corporations, many of which had international operations, where he served as President, CEO, CFO and director. Currently, Mr. Dyment is a member of the Board of Directors of several other public companies.

Geoffrey C. Chase Alberta, Canada	Yes	Yes

Mr. Chase received a B.Sc. in Applied Science from Queen's University, Ontario and is a P.Eng. in the Province of Alberta. He has over 35 years of international executive management experience with a major and with a mid-size public petroleum corporation. His activities have involved various aspects of financial planning, budgeting and operations.

Robert A. Halpin Alberta, Canada	Yes	Yes

Mr. Halpin received a B.Sc. from Queen's University, Ontario in 1957 and is a P.Eng in the Province of Alberta. He has over 50 years of international executive management and director experience at several major and independent international corporations where he has been involved in various aspects of financial planning, budgeting and operations.

Gary S. Guidry Alberta, Canada	Yes	Yes

Mr. Guidry received a Bachelor of Science in Petroleum Engineering from Texas A&M University in Texas, U.S.A. in 1980 and is a P.Eng. in the Province of Alberta. He has 30 years of international experience, including executive management experience where he has been involved in various aspects of financial planning, budgeting and operations.

Pre-Approval of Policies and Procedures

All non-audit services with our auditors, Deloitte & Touche LLP, require pre-approval by the Audit Committee.

Audit Committee Charter

The full text of the Company's audit committee charter is included in Schedule "C" to this Annual Information Form.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees for professional services billed to Deloitte & Touche LLP for fiscal years ended December 31, 2010 and December 31, 2009 were as follows (all fees are in Canadian dollars):

	Fiscal Year Ended December 31, 2010	Fiscal Year Ended December 31, 2009
Audit Fees	$362,706	$415,555
Audit Related Fees	$186,650	$279,306
Tax Fees	$16,402	$38,734
All Other Fees	$NIL	$35,429
TOTAL	$565,758	$769,024

The nature of the services provided by Deloitte & Touche LLP under each of the categories indicated in the table is described below.

Audit Fees
Audit fees were for professional services rendered by Deloitte & Touche LLP for the audit of the Company’s annual financial statements.

Audit Related Fees
Audit related fees were for professional services rendered by Deloitte & Touche LLP for assurance and related services that are reasonably related to the audit of the Company’s annual financial statements (not included in audit fees), as well as for the review of the Company’s interim quarterly financial statements and services provided in connection with statutory and regulatory filings or engagements.

During the fiscal year ended December 31, 2010, Audit Related Fees also included fees for professional services rendered by Deloitte & Touche LLP in connection with the review of the Company’s International Financial Reporting Standards (“IFRS”) accounting policies and the opening January 1, 2010 consolidated balance sheet prepared under IFRS.

Tax Fees
Tax fees were for tax compliance, including the review of tax returns, tax advice and tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax and payroll tax).

All Other Fees
During the fiscal year ended December 31, 2010, no other fees were incurred other than those described above. During the fiscal year ended December 31, 2009, other fees were for an annual subscription service to Petroview, a software program for oil and gas reconnaissance.

RISK FACTORS

General Conditions Relating to Oil and Gas Exploration and Production Operations

The Company's operations are subject to all the risks normally incident to the exploration for and production of oil and natural gas including geological risks, operating risks, political risks, development risks, marketing risks, and logistical risks of operating in Egypt and Yemen.

Political Risks Relating to Egypt and Yemen

Beyond the risks inherent in the oil and gas industry, the Company is subject to additional risks resulting from doing business in Egypt and Yemen. While the Company has attempted to reduce many of these risks through agreements with the Governments of Egypt, Yemen and others, no assurance can be given that such risks have been mitigated. These risks can involve matters arising out of the evolving laws and policies of Egypt and Yemen, political turmoil and unrest, the impositions of special taxes or similar charges, oil export or pipeline restrictions, foreign exchange fluctuations and currency controls, the unenforceability of contractual rights or the taking of property without fair compensation, restrictions on the use of expatriates in the operations and other matters.

There can be no assurance that the agreements entered into with the Government of Egypt and the Government of Yemen and others are enforceable or binding in accordance with TransGlobe's understanding of their terms or that if breached, the Company would be able to find a remedy. The Company bears the risk that a change of government could occur and a new government may void the agreements, laws and regulations that the Company is relying on. Operations in Egypt and Yemen are subject to risks due to the harsh climate, difficult topography and the potential for social, political, economic, legal and financial instability.

Risks of Foreign Operations

All of the Company's current production is located in Egypt and Yemen. As such, the Company is subject to political, economic, and other uncertainties, including, but not limited to, expropriation of property without fair compensation, changes in energy policies or the personnel administering them, nationalization, currency fluctuations and devaluations, exchange controls and royalty and tax increases and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted, as well as risks of loss due to civil strife, acts of war, terrorist activities and insurrections. The Company's operations may also be adversely affected by laws and policies of Canada, Egypt and Yemen affecting foreign trade, taxation and investment. In the event of a dispute arising in connection with the Company's operations in Egypt and Yemen, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company's exploration, development and production activities in Egypt and Yemen could be substantially affected by factors beyond the Company's control, any of which could have a material adverse effect on the Company.

The Company's operations may be adversely affected by changes in government policies and legislation or social instability and other factors which are not within the control of TransGlobe including, among other things, a change in oil or natural gas pricing policy, the actions of national labour unions, the risks of war, terrorism, abduction, expropriation and nationalization, renegotiation or nullification of existing concessions and contracts, changes in taxation policies, economic sanctions and the imposition of specific drilling obligations and the development and abandonment of fields.

If the Company's operations are disrupted and/or the economic integrity of its projects are threatened for unexpected reasons, its business may be harmed. These unexpected events may be due to technical difficulties, operational difficulties which impact the production, transport or sale of the Company's products, security risks related to guerrilla activities, geographic and weather conditions, political changes, business reasons or otherwise. Prolonged problems may threaten the commercial viability of its operations.

Industry Risks

The Company is subject to normal industry risks due to the relatively small size of the Company, its level of cash flow, and the nature of the Company's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas. Exploration for oil and natural gas involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

The Company's operations are subject to the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, premature decline of reservoirs, invasion of water into producing formations, blow-outs, cratering, fires and oil spills, all of which could result in personal injuries, loss of life and damage to the property of the Company and others. Although the Company maintains insurance, in amounts and coverages which it considers adequate and in accordance with customary industry practice, the Company is not fully insured against all of these risks, nor are all such risks insurable, and, as a result, liability of the Company arising from these risks could have a material adverse effect upon its financial condition.

The operations and earnings of the Company may be affected from time to time in varying degrees by political developments and laws and regulations, such as forced divestiture of assets, restrictions on production, imports and exports; price controls, tax increases, royalty increases and retroactive tax claims, expropriations of property; and cancellation of contract rights. Both the likelihood of such occurrences and their overall effect upon the Company can vary greatly and are not predictable.

The marketability and price of oil and natural gas which may be acquired or discovered by the Company may be affected by numerous factors beyond the control of the Company. The Company may be affected by the differential between the price paid by refiners for light, quality oil and various grades of oil produced by the Company. The Company is subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Company's operations will be further affected by the remoteness of, and restrictions on access to, certain properties as well as climatic conditions. The Company is also subject to compliance with local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. The Company is not aware of present material liability related to environmental matters. However, it may, in the future, be subject to liability for environmental offences of which it is presently unaware.

Exploration and Development

The Company's participation in Blocks 32, 72, 75 and S-1 in Yemen, as well as the Nuqra Block 1, East Ghazalat and West Gharib PSCs in Egypt represent major undertakings. The exploration programs in Yemen and Egypt are high-risk ventures with uncertain prospects for ongoing success.

The operations and earnings of the Company and its subsidiaries are also affected by local, regional and global events or conditions that affect supply and demand for oil and natural gas. These events or conditions are generally not predictable and include, among other things, the development of new supply sources; supply disruptions; weather; international political events; technological advances; and the competitiveness of alternative energy sources or product substitutes.

Competition

The Company encounters strong competition from other independent operators and from major oil companies in acquiring properties suitable for development, in contracting for drilling equipment, production equipment and in securing trained personnel. Many of these competitors have financial resources and staffs substantially larger than those available to the Company. The availability of a ready market for oil and gas discovered by the Company depends on numerous factors beyond its control, including the extent of production and imports of oil and gas, the demand for its products, the proximity and capacity of natural gas pipelines and the effect of provincial, state or federal regulations.

Interests in Properties

The Company participates in Egypt and Yemen with industry partners with access to greater resources from which to meet their joint venture capital commitments. Should the Company be unable to meet its commitments, the joint venture partners may assume some or all of the Company's deficiency and thereby assume a pro-rata portion of the Company's interest in production from the joint venture lands. The Company is not a majority interest owner in all of its properties and does not have sole control over the future course of development in those properties in which it holds less than 100% interest.

Government Regulation

In the areas where the Company conducts activities, there are statutory laws and regulations governing the activities of oil and gas companies. These laws and regulations allow administrative agencies to govern the activities of oil companies in the development, production and sale of both oil and gas. Changes in these laws and regulations may substantially increase or decrease the costs of conducting any exploration or development project. The Company believes that its operations comply with all applicable legislation and regulations and that the existence of such regulations has no more restrictive effect on the Company's method of operations than on similar companies in the industry.

Political Risks Relating to Egypt and Yemen

Beyond the risks inherent in the oil and gas industry, the Company is subject to additional risks resulting from doing business in Egypt and Yemen. While the Company has attempted to reduce many of these risks through agreements with the Governments of Egypt, Yemen and others, no assurance can be given that such risks have been mitigated. These risks can involve matters arising out of the evolving laws and policies of Egypt and Yemen, political turmoil and unrest, the impositions of special taxes or similar charges, oil export or pipeline restrictions, foreign exchange fluctuations and currency controls, the unenforceability of contractual rights or the taking of property without fair compensation, restrictions on the use of expatriates in the operations and other matters.

There can be no assurance that the agreements entered into with the Government of Egypt and the Government of Yemen and others are enforceable or binding in accordance with TransGlobe's understanding of their terms or that if breached, the Company would be able to find a remedy. The Company bears the risk that a change of government could occur and a new government may void the agreements, laws and regulations that the Company is relying on. Operations in Egypt and Yemen are subject to risks due to the harsh climate, difficult topography and the potential for social, political, economic, legal and financial instability.

Reliance Upon Officers

The Company is largely dependent upon the personal efforts and abilities of its corporate officers. The loss or unavailability to the Company of these individuals may have a material adverse effect upon the Company's business, especially in Egypt and Yemen.

Multi-jurisdictional Legal Risks

The Company is incorporated under the laws of the Province of Alberta, Canada, and all of the Company's directors and all of its officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon those directors or officers, who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under the Securities Exchange Act of 1934, as amended (United States). Furthermore, it may be difficult for investors to enforce judgements of the U.S. courts based on civil liability provisions of the U.S. federal securities laws in a Canadian court against the Company or any of the Company's non-U.S. resident executive officers or directors. There is substantial doubt whether an original lawsuit could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Reserve Information

The reserve and recovery information contained in the DeGolyer Report are only estimates and the actual production and ultimate reserves from the Company's properties may be greater or less than the estimates prepared in such report. The DeGolyer Report has been prepared using certain commodity price assumptions which are described in the notes to the reserve tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Company and substituted for the price assumptions utilized in the report, the present value of estimated future net cash flows for the Company's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions. Exploration for oil and natural gas involves many risks, which even a combination of experience and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Company.

Additional Financing Requirements

The future development of the Company's oil and natural gas properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms.

Canadian Tax Considerations

As the Company is engaged in the oil and natural gas business, its operations are subject to certain unique provisions of the Income Tax Act (Canada) and applicable provincial income tax legislation relating to characterization of costs incurred in their businesses which effects whether such costs are deductible and, if deductible, the rate at which they may be deducted for the purposes of calculating taxable income. The Company has reviewed its historical income tax returns with respect to the characterization of the costs incurred in the oil and natural gas business as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses. The Company has filed or will file all required income tax returns and believes that it is in full compliance with the provisions of the Income Tax Act (Canada) and applicable provincial income tax legislation, but such returns are subject to reassessment. In the event of a successful reassessment of the Company it may be subject to a higher than expected past or future income tax liability as well as potentially interest and penalties and such amount could be material.

Exchange Rate Risks

The Canadian to US dollar exchange rate has fluctuated over time. The Company's exposure to currency exchange rate risks is primarily limited to Canadian general and administrative expenses which are paid for in Canadian dollars.

Capital Markets

As a result of global economic volatility, the Company, along with all other oil and gas entities, may have restricted access to capital and increased borrowing costs. The lending capacity of all financial institutions has diminished and risk premiums have increased independent of the Company's business and asset base. As future capital expenditures will be financed out of cash generated from operations, borrowings and possible future equity sales, the Company's ability to do so is dependent on, among other factors, the overall state of capital markets and investor appetite for investments in the energy industry and the Company's securities in particular.

To the extent that external sources of capital become limited or unavailable or available on onerous terms, the Company's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be materially and adversely affected as a result.

Based on current funds available and expected cash from operations, the Company believes it has sufficient funds available to fund its projected capital expenditures, However if cash flow from operations is lower than expected or capital costs for these projects exceed current estimates, or if the Company incurs major unanticipated expenses related to development or maintenance of its existing properties, it may be required to seek additional capital to maintain its capital expenditures at planned levels. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay in development or production on the Company's properties.

Financing Risk

The Company currently has a US$100.0 million Borrowing Based Facility. Currently, US$60 million is drawn on this credit facility which is syndicated with three banks. A redetermination of the Borrowing Base is made on a semi-annual basis at which time the banks determine the level of the facility that they are willing to extend to the Company based on the Company’s proved and probable reserves, oil prices, applicable discount rate and other factors. In the event that the facility’s borrowing base is reduced below the amount drawn the difference will be repayable at that date. A reduction in the Borrowing Base could affect the Company's ability to fund ongoing operations.

The Company is required to comply with covenants under the credit facility. In the event that the Company does not comply with covenants under the credit facility, the Company's access to capital could be restricted or repayment could be required. The Company routinely reviews the covenants based on actual and forecast results and has the ability to make changes to its development plans to comply with covenants under the credit facility.

Third-Party Credit Risk

The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties, including the governments of Egypt and Yemen. Significant changes in the oil and natural gas industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company's ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the government of Egypt. While the government of Egypt does make regular payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. While the Company has no reason to believe that it will not collect this account receivable in full, there can be no assurance that this will occur. In the event the government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operations and its ability to conduct its ongoing capital expenditure program.

Dividends

The Company does not anticipate paying any dividends on its outstanding shares in the foreseeable future.

Conflicts of Interest

The directors of the Company may be engaged and may continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other companies, and situations may arise where the directors may be in direct competition with the Company. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the corporation's governing corporate law statute which require a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Company, disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

Reliance on Key Personnel

Holders of Common Shares of the Company must rely upon the experience and expertise of the management of the Company. The continued success of the Company is largely dependent on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon the Company's growth and profitability.

Dilutive Effect of Financings and Acquisitions

TransGlobe may make future acquisitions or enter into financing or other transactions involving the issuance of securities of TransGlobe which may be dilutive.

Foreign Subsidiaries

The Company currently conducts all of its operations through its subsidiaries and foreign branches. Therefore, to the extent of these holdings, the Company will be dependent on the cash flows of these subsidiaries to meet its obligations. The ability of its subsidiaries to make payments to the Company may be constrained by among other things: the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which it operates; and the introduction of exchange controls or repatriation restrictions or the availability of hard currency to be repatriated.

Legal Systems

There can be no assurance that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by changes in governments, the actions of government authorities or others, or the effectiveness and enforcement of such arrangements.

Marketability of Production

The marketability of the Company's production depends in part upon a variety of factors, some of which are beyond the Company's control. Some of these factors include the Company's ability to transport its crude oil to market, access processing facilities and refining capacity and obtain required regulatory approvals. Other factors include the nature of the crude oil the Company produces, the availability, proximity and capacity of production gathering systems and pipelines, state control and regulation of crude oil and natural gas production, transportation and export and government intervention in the internal energy demand and supply balance. If marketability factors change, the impact on the Company's ability to generate revenues and operate profitably could be substantial.

Title to Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of the Company which could result in a reduction of the revenue received by the Company.

Environmental Regulation and Risks

National and local environmental laws and regulations in Egypt and Yemen affect the operations of the Company. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Company will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of properties purchased by the Company or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Company. Moreover, the Company cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Company for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Company.

Natural Disasters and Weather-Related Risks

TransGlobe is subject to operating hazards normally associated with the exploration and production of oil and gas, including blowouts, explosions, oil spills, pollution, earthquakes, labour disruptions and fires. The occurrence of any such operating hazards could result in substantial losses to the Company due to injury or loss of life and damage to or destruction of oil and gas wells, formations, production facilities or other properties.

INDUSTRY CONDITIONS

Government Regulation Generally

The oil and gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by the various levels of government in Canada, Egypt and Yemen with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Egypt and Yemen, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the Company's operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and the Company is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

In Egypt, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Egypt is not currently a member of the Organization of Petroleum Exporting Countries ("OPEC").

In Yemen, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Yemen is not currently a member of OPEC.

Pipeline Capacity

Both in Egypt and Yemen, export oil pipelines are owned by the respective government through cost recovery. Access to the export pipelines is negotiated with the government. Sufficient export capacity currently exists, however, industry and market conditions may affect export capacity in the future.

Royalties and Incentives

In Egypt, the respective PSCs determine the production sharing splits for the oil produced within the respective areas. The Company's share of royalties and taxes are paid out of the government's share of production sharing oil.

In Yemen, the respective PSAs determine the production sharing splits for the oil produced within the respective areas. The Company's share of royalties and taxes are paid out of the government's share of production sharing oil.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of local laws and regulations. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Trends

Certain trends that have been developing in the oil and gas industry during the past several years appear to be shaping the near future of the business.

One of the trends is the volatility of commodity prices. Following TransGlobe's divestment of all of its Canadian assets in April 2008, the Company's production consists entirely of crude oil. Crude oil prices are influenced by the world economy and OPEC's ability to adjust supply to world demand. During the latter part of 2008 and the first quarter of 2009, crude oil prices declined to multi-year lows due to the world economic crisis and the resulting reduction in demand for the commodity. With reduced volatility in the world financial markets, crude oil prices have strengthened throughout the balance of 2009 and 2010. Oil prices have risen significantly in early 2011 due to political unrest in the MENA region.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities, if applicable, is contained in the Company's Information Circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided for in the Company's financial statements and the management's discussion and analysis for the year ended December 31, 2010. These documents, along with other documents affecting the rights of securityholders and other information relating to the Company, may be found on SEDAR at www.sedar.com.

52

SCHEDULE "A"
FORM 51-101F2
REPORT ON RESERVES DATA

To the board of directors of TransGlobe Energy Corporation (the "Company"):

1.

We have evaluated the Company's reserves data as at December 31, 2010. The reserves data are estimates of proved reserves and probable reserves and related future net revenues at December 31, 2010, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.

Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.

The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2010 and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management.

				Net Present Value of Future Net Revenue
Independent Qualified	Description and			(before income taxes, 10% discount rate)
Reserves Evaluator or	Preparation Date of	Location of
Auditor	Evaluation Report	Reserves	Audited	Evaluated	Reviewed	Total
			U.S. M$	U.S. M$	U.S. M$	U.S. M$

DeGolyer and	Appraisal Report as of	Egypt	-	383,517		373,517
MacNaughton Canada	December 31, 2010 on	Yemen	-	91,930		91,930
Limited	Certain Properties owned	Total	-	475,447		475,447
	by TransGlobe Energy
	Corporation in Egypt and
	Yemen dated February 4,
	2011

5.

In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

DeGolyer and MacNaughton Canada Limited, Calgary, Alberta, dated February 4, 2011.

DEGOLYER and MACNAUGHTON CANADA
LIMITED

Per:	(signed) "Colin P. Outtrim"
Colin P. Outtrim, P. Eng.

53

SCHEDULE "B"

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS
ON RESERVES DATA AND OTHER INFORMATION

Management of TransGlobe Energy Corporation (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of, proved reserves and probable reserves and related future net revenues as at December 31, 2010, estimated using forecast prices and costs.

Independent qualified reserves evaluators have evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the board of directors of the Company has

(a)	reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b)

met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of each such independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(d)	the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(e)	the filing of the Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(f)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Per:	(signed) "Ross Clarkson"	Per:	(signed) "Geoffrey Chase"
	Ross Clarkson		Geoffrey Chase
	President, Chief Executive Officer and Director		Director and Chair of the Reserves Committee

Per:	(signed) "Lloyd Herrick"	Per:	(signed) "Robert Halpin"
	Lloyd Herrick		Robert Halpin
	Vice-President, Chief Operating Officer and		Director and Chairman of the Board
Director

March 18, 2011

SCHEDULE "C"

CHARTER OF AUDIT COMMITTEE

Our Audit Committee Charter outlines the specific roles and duties of the Committee’s members.

GENERAL FUNCTIONS, AUTHORITY, AND ROLE

The Audit Committee is a committee of the Board of Directors appointed to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) compliance by the Company with legal and regulatory requirements related to financial reporting, (3) qualifications, independence and performance of the Company's independent auditors, and (4) performance of the Company’s accounting, internal controls and financial reporting process.

The Audit Committee has the power to conduct or authorize investigations into any matters within its scope of responsibilities, with full access to all books, records, facilities and personnel of the Company, its auditors and its legal advisors. In connection with such investigations or otherwise in the course of fulfilling its responsibilities under this charter, the Audit Committee has the authority to independently retain special legal, accounting, or other consultants to advise it, and may request any officer or employee of the Company, its independent legal counsel or independent auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. In its capacity as a committee of the Board of Directors, the Audit Committee has the power to determine the amount of Company funds that are appropriate for payment of (1) compensation to the Company’s independent auditor engaged for the purpose of preparing audit reports and performing other audit and non-audit services, (2) independent counsel and other advisers as it determines necessary to carry out its duties and (3) ordinary administrative expenses as it determines necessary to carry out its duties. The Audit Committee also has the power to create specific subcommittees with all of the investigative powers described above.

The Company's independent auditor is ultimately accountable to the Board of Directors and to the Audit Committee; and the Board of Directors and Audit Committee, as representatives of the Company's shareholders, have the ultimate authority and responsibility to retain and evaluate the independent auditor, to nominate annually the independent auditor to be proposed for shareholder approval and to determine appropriate compensation for the independent auditor. In the course of fulfilling its specific responsibilities hereunder, the Audit Committee must maintain free and open communication between the Company's independent auditors, Board of Directors and Company management. The responsibilities of a member of the Audit Committee are in addition to such member's duties as a member of the Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete, accurate, and in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor (other than disagreements regarding financial reporting), or to assure compliance with laws and regulations or the Company's own policies.

MEMBERSHIP

The membership of the Audit Committee will be as follows:

  The Committee will consist of a minimum of three members of the Board of Directors, appointed annually, each of whom is affirmatively confirmed by the Board of Directors as having satisfied the independence standards specified in all applicable rules of the Canadian provincial securities commissions, the U.S. Securities and Exchange Commission (the “SEC”) and any securities exchange on which the Company’s shares are traded, with such affirmation disclosed in the Company’s Management Proxy Circular.

  The Committee will also consist of all members that meet the definition of “Financially Literate” as defined in Multilateral Instrument 52-110 Part 1(1.5) and are able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement.

  The Committee will not have participated in the preparation of the financial statements of the Company or its subsidiaries at any time during the past three years.

  The Board will elect, by a majority vote, one member as chairperson.

  A member of the Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors, or any other Board committee, accept any consulting, advisory, or other compensatory fee from the Company, and may not be an affiliated person of the Company or any subsidiary thereof.

RESPONSIBILITIES

The responsibilities of the Audit Committee shall be as follows:

Frequency of Meetings

  Meet on at least a quarterly basis, either in person or by telephone.

  Meet with the independent auditor on at least a quarterly basis, either in person or by telephone.

Reporting Responsibilities

  Provide to the Board of Directors proper Committee minutes.

  Report Committee actions to the Board of Directors with such recommendations as the Committee may deem appropriate.

Charter Review

  Annually review and reassess the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

Advice of Counsel

  The Committee shall receive and review any reports from counsel to the Company concerning evidence of any material violation of law by the Company.

Whistleblower Mechanisms

  Adopt and review annually a mechanism through which employees and others can directly and anonymously contact the Audit Committee with concerns about accounting, internal accounting controls and auditing matters. The mechanism must include procedures for receiving, responding to, and keeping of records of, any such expressions of concern.

Independent Auditor

Nominate annually the independent auditor to be proposed for shareholder approval.

Approve the compensation of the independent auditor, and evaluate the performance of the independent auditor.

Establish policies and procedures for the engagement of the independent auditor to provide non-audit services.

Ensure that the independent auditor is not engaged for any activities not allowed by any of the Canadian provincial securities commissions, the SEC or any securities exchange on which the Company’s shares are traded.

Ensure that the independent auditor is not engaged for any of the following nine types of non-audit services contemporaneous with the audit:

Bookkeeping or other services related to accounting records or financial statements of the Company;
Financial information systems design and implementation;
Appraisal or valuation services, fairness opinions, or contributions-in-kind reports;
Actuarial services;
Internal audit outsourcing services;
Any management or human resources function;
Broker, dealer, investment advisor, or investment banking services;
Legal services; and
Expert services related to the auditing service.

Ensure that the independent auditor is compliant with the SEC, any security exchange on which the Company’s shares are traded and the Institute of Chartered Accountants of Alberta (Rules of Professional Conduct) regarding Audit Partner Rotation requirements.

Hiring Practices

  Ensure that no senior officer or employee who is, or in the past full year has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company until at least one full year after the end of either the affiliation or the auditing relationship.

Independence Test

Take reasonable steps to confirm the independence of the independent auditor, which shall include:

ensuring receipt from the independent auditor of a formal written statement delineating all relationships between the independent auditor and the Company, consistent with the Independence Standards Board Standard No. 1 and related Canadian regulatory body standards;

considering and discussing with the independent auditor any relationships or services, including non-audit services, that may impact the objectivity and independence of the independent auditor; and
as necessary, taking, or recommending that the Board of Directors take, appropriate action to oversee the independence of the independent auditor.

Audit Committee Meetings

  The Audit Committee may request the presence of the independent auditor at any Audit Committee meeting.

  At the request of the independent auditor, convene a meeting of the Audit Committee to consider matters the auditor believes should be brought to the attention of the directors or shareholders.

  Keep minutes of its meetings and report to the Board for approval of any actions taken or recommendations made.

Restrictions

  Ensure no restrictions are placed by management on the scope of the auditors’ review and examination of the Company’s accounts.

  Ensure that no Officer or Director attempts to fraudulently influence, coerce, manipulate or mislead any accountant engaged in auditing of the Company’s financial statements.

AUDIT AND REVIEW PROCESS AND RESULTS

Scope

  Consider, in consultation with the independent auditor, the audit scope and plan of the independent auditor.

Review Process and Results

Consider and review with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as the same may be modified or supplemented from time to time.

Review and discuss with management and the independent auditor at the completion of the annual examination:

the Company's audited financial statements and related notes;
the Company’s MD&A and news releases related to financial results;

the independent auditor's audit of the financial statements and its report thereon;
any significant changes required in the independent auditor's audit plan;
any non-GAAP related financial information;
any serious difficulties or disputes with management encountered during the course of the audit; and
other matters related to the conduct of the audit, which are to be communicated to the Audit Committee under generally accepted auditing standards.

Review and discuss with management and the independent auditor annual and interim financial statements (including related notes and MD&A) at the completion of any review engagement or other examination and prior to public disclosure, and resolve to recommend approval of said documents to the Board of Directors.

Review and discuss with management and the independent auditor the adequacy of the Company's internal control over financial reporting that management and the Board of Directors have established and the effectiveness of those systems, including, but not limited to, review and discussion of (1) management’s report on its assessment of the effectiveness of internal control over financial reporting as of the end of each fiscal year and the independent auditor’s report on management’s assessment and the effectiveness of internal control over financial reporting, (2) inquiry of management and the independent auditor about significant financial risks, exposures, deficiencies or material weaknesses identified and the steps management has taken to minimize such risks, exposures, deficiencies and material weaknesses to the Company and (3) any changes in internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting and are required to be disclosed, as well as any other changes in internal control over financial reporting that were considered for disclosure in the Company’s periodic filings with the SEC.

Meet separately with the independent auditor, management and the CFO as necessary or appropriate to discuss any matters that the Audit Committee or any of these groups believe should be discussed privately with the Audit Committee.

Review and discuss with management and the independent auditor the accounting policies which may be viewed as critical, including all alternative treatments for financial information within generally accepted accounting principles that have been discussed with management, and review and discuss any significant changes in the accounting policies of the Company and industry accounting and regulatory financial reporting proposals that may have a significant impact on the Company's financial reports.

Review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures, if any, on the Company's financial statements.

Review with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Company's financial statements or accounting policies.

Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's financial compliance policies and any material reports or inquiries received from regulators or governmental agencies related to financial matters.

SECURITIES REGULATORY FILINGS

  Review, prior to filing with regulatory bodies, annual and periodic filings with the Canadian provincial securities commissions and the SEC and other published documents containing the Company's financial statements.

RISK ASSESSMENT

  Review the Company’s policies with respect to risk assessment and risk management including, without limitation, environmental risk, insurance coverage and the risk of fraud. The Committee also shall discuss the Company’s major risk exposures and the steps management has taken to monitor and control them.

AMENDMENTS TO AUDIT COMMITTEE CHARTER

  Annually review this Charter and propose amendments to be ratified by a simple majority of the Board of Directors.